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                                                                     EXHIBIT 3.2
(ON CHAPMAN AND CUTLER LETTERHEAD)

April 21, 1999

John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois 60606

The Chase Manhattan Bank
Nuveen Administration Department
4 New York Plaza, Third Floor
New York, New York 10004-2413

RE:    Nuveen Unit Trusts, Series 41 consisting of:
Nuveen U.S. Treasury Portfolio, Series 7 (Short-Term)

Gentlemen:

    We have acted as counsel for John Nuveen & Co. Incorporated, as Sponsor and Depositor of Nuveen Unit Trusts, Series 41 (the "Fund") including Nuveen U.S. Treasury Portfolio, Series 7 (Short-Term) (the "Trust"), in connection with the issuance of Units of fractional undivided interest in the Trust, under a Trust Indenture and Agreement dated April 21, 1999 (the "Indenture") between John Nuveen & Co. Incorporated, as Depositor and Evaluator, and The Chase Manhattan Bank, as Trustee.

    In this connection, we have examined the Registration Statement, the Prospectus, the Indenture, and such other instruments and documents as we have deemed pertinent. The assets of the Trust will consist of a portfolio of U.S. Treasury obligations (the "Obligations") and may include "Stripped U.S. Treasury bonds" (the "Stripped Treasury Securities"). All Obligations have been issued after July 18, 1984. For purposes of the opinions set forth below, we have assumed that each of the Obligations is debt for federal income tax purposes and that the interest on each of the Obligations is includable in gross income for federal income tax purposes.

    Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing federal income tax law:


        (i) The Trust is not an association taxable as a corporation for federal income tax purposes but will be governed by the provisions of subpart E, subchapter J (relating to trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").


        (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the Trust for federal income tax purposes. Under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust. Each Unitholder will also be required to include in taxable income for federal income tax purposes, original issue discount with respect to his interest in any Obligation held by the Trust which was issued with original issue discount at the same time and in the same manner as though the Unitholder were the direct owner of such interest. Original issue discount will be treated as zero with respect to the Obligations if it is "de minimis" within the meaning of Section 1273 of the Code and, based upon a Treasury Regulation (the "Regulation") which was issued on December 28, 1992 regarding the stripped bond rules of the Code, original issue discount with respect to a Stripped Treasury Security will be treated as zero if it is "de minimis" as determined thereunder.

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        (iii)  The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Obligation held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units), in order to determine his tax basis for his pro rata portion of each Obligation held by the Trust. The Stripped Treasury Securities are treated as bonds that were originally issued at an original issue discount. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial basis for his pro rata portion of each such Stripped Treasury Security held by the Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Under the special rules relating to stripped bonds, original issue discount applicable to the Stripped Treasury Securities is effectively treated as interest for federal income tax purposes and the amount of original issue discount in this case is generally the difference between such Stripped Treasury Security's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by the Trust as such original issue discount accrues and will in general be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is greater than or equal to the "de minimis" amount described below. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of Stripped Treasury Securities this method will generally result in an increasing amount of income to the Unitholders each year.

        (iv) Each Unitholder will have a taxable event when the Trustee disposes of a Trust asset (whether by sale, exchange, liquidation, redemption, payment on maturity or otherwise) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Unit will equal his tax basis in his pro rata portion of all the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for his Units among each of the Trust assets according to their values as of the valuation date nearest the date on which he purchased such Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Obligations delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Obligations before the date the Trust acquired ownership of the Obligations (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units. If the Trustee disposes of Obligations (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various nonrecognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Obligation which was issued with original issue discount (including the Obligations) (or which had market discount) must be increased by the amount of accrued original issue discount (and market discount if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Obligation which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

    Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

    The Code provides a complex set of rules governing the accrual of original issue discount, including special rules relating to "stripped" debt instruments such as certain of the Stripped Treasury Securities. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Stripped Treasury Security. Special rules apply if the purchase price of an Obligation exceeds its original issue price plus

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the amount of original issue discount which would have previously accrued, based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of an Obligation issued with original issue discount exceeds his pro rata portion of its adjusted issue price. In addition, as discussed above, the Regulation provides that the amount of original issue discount on a stripped bond is considered zero if the actual amount of original issue discount on such stripped bond as determined under Section 1286 of the Code is less than a "de minimis" amount, which, the Regulation provides, is the product of (i) 0.25 percent of the stated redemption price at maturity and (ii) the number of full years from the date the stripped bond is purchased (determined separately for each new purchaser thereof) to the final maturity date of the bond.

    A Unitholder will recognize taxable gain (or loss) when all or part of the pro rata interest in an Obligation is disposed of for an amount greater (or less) than his tax basis therefor in a taxable transaction subject to various non-recognition provisions of the Code.


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In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993.


    A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes on interest income (including any original issue discount) on, or any gain from the sale or other disposition of his pro rata interest in any Obligation held by the Trust or the sale of his Units provided that all of the following conditions are met:

        (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States;

        (ii) the Obligation was issued after July 18, 1984 (which is the case for each Obligation held by the Trust);

        (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year; and

        (iv) the foreign investor provides all certification which may be required of his status and of the matters contained in clauses (i) and (ii) above.


    The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-75707) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related prospectus.

                                    Very truly yours

                                    CHAPMAN AND CUTLER